PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies successfully completes $2.75 million private placement with 10% management participation

--Proceeds to be used to support the achievement of several value-creating developments and commercial milestones of Acasti Pharma--

Laval, Québec, CANADA – October 9th, 2008 – The Board of Directors of Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today announced that the Company successfully completed as of October 8, 2008, the private placement of units of convertible debentures for gross proceeds of $2,750,000.

The convertible debentures bear interest at the rate of 8% per year and mature three years from issuance. Upon maturity, the convertible debentures may be redeemed by Neptune in cash or converted, with a premium, into Neptune common shares. The proceeds from this financing will be invested by Neptune into Acasti Pharma in order to reach several value-creating development and commercial milestones within Acasti Pharma’s over-the-counter, prescription medical food and prescription drug programs. The Board of Directors’ decision to proceed with the private placement up to a maximum of $2,750,000 was influenced by its desire to provide for minimum dilution while allowing Acasti Pharma to reach critical milestones during the next two years, which is expected to create substantial value for all shareholders.

Each unit of the private placement is comprised of a $1,000 convertible debenture, 400 warrants to acquire shares of Neptune at $1.25 per share and 400 call options allowing the holder to acquire from Neptune an equal number of Acasti Pharma Class A shares, priced at $0.25 per share, in each case expiring on April 30, 2010.

During a period of two years from the date of issuance, the debentures may be converted into units, each comprised of one Neptune common share priced at $1.25 for the principal portion of the convertible debenture and at market price of Neptune common shares for the accrued interest and one-half warrant exercisable at market price. During the time period from June 1, 2009 until November 30, 2010, the debentures may also be converted into Acasti Pharma units, each comprised of one Acasti Pharma common share and of one call option on the common shares of Acasti Pharma owned by Neptune. The conversion ratio of the debenture into common shares and call options increases over time, from $0.25 to $1.00 for the common shares and $0.50 to $1.50 for the call options, in order to reflect the value creation achieved through the attainment of several development and commercial milestones.

In the event that all debentures are converted into Neptune shares, the conversion of the debentures will result in the issuance of a maximum of 2,200,000 common shares of Neptune and if all warrants are exercised, it will generate at least an additional amount of $2,750,000 and also result in the issuance of 2,200,000 common shares. All securities issued pursuant to this private placement may not be transferred for a period of four (4) months following the closing of the private placement.

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In addition to third-party investors, insiders also subscribed for 10% of the private placement illustrating the strong commitment of management to the growth of Neptune and Acasti Pharma.

About Acasti Pharma

Acasti Pharma’s product portfolio includes proprietary novel long-chain omega-3 phospholipids sourced from sustainable abundant marine biomass including Antarctic krill (Euphausia superba). Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and play, as such, an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits, and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on the research and development of treatments for chronic cardiovascular conditions.

About Neptune Technologies

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits of its products in various medical indications. The Company patents and protects its innovations and is continuously expanding its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. Neptune continues to strongly support its strategic development plan to form partnerships with worldwide leaders in the nutraceutical industry. Neptune has entered into agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Technologies and
Acasti Pharma Contact:

Neptune Technologies & Bioressources Inc.
Acasti Pharma Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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